Exhibit 99.1

FOR IMMEDIATE  RELEASE

For further information contact:

Fern Lazar / David Carey
Lazar Partners Ltd.
Phone: 1-212-867-1768
flazar@lazarpartners.com
dcarey@lazarpartners.com

Given Imaging Provides Update on PillCam® COLON 2 Pivotal
Trial Enrollment

-  Part of Extensive Clinical Development Program Designed to Expand Use of
Entire Given Imaging Product Line –

YOQNEAM, Israel, January 4, 2012 – Given Imaging (NASDAQ: GIVN), a world leader in GI medical devices and pioneer of capsule endoscopy, today announced that approximately 700 patients have been enrolled in the Company’s PillCam COLON 2 pivotal trial, and more than 500 patients have ingested PillCam COLON 2 in the trial.

In total, seventeen sites will enroll more than 800 patients in the trial, aged 50-75 years, who are at average risk for colonic polyps and comprise the normal screening population.  The results will support the Company’s 510k submission to the U.S. Food and Drug Administration (FDA).

“We are very pleased with our progress enrolling patients in the PillCam COLON 2 pivotal trial and we are on track to complete the enrollment phase of the trial in the May/June timeframe.  We would like to thank all of our clinical trial investigators and patients who have participated in the trial thus far,” said Homi Shamir, president and CEO, Given Imaging Ltd.  “We look forward to our continued work with the clinical investigators to support the data needed to make this technology available to the more than 50 percent of Americans who should be screened for colon cancer but are unwilling or unable to undergo colonoscopy.”

“In addition to patients who are unwilling to get a colonoscopy, our current market research shows that as many as 19% of patients who require a colon exam have risk factors or conditions which suggest they might benefit from a non-invasive procedure that provides direct visualization of the colon [1],“ added Mr. Shamir.

[1]  PillCam COLON International Research Winter 2010, US GI  Research 2010 (n=303 GI’s)

Extensive Clinical Program Will Advance Entire Product Portfolio
In addition to the PillCam COLON 2 multi-center pivotal trial, Given Imaging is currently supporting 36 active clinical studies underway for the PillCam®, Bravo® pH Monitoring, Manoscan high-resolution manometry and Digitrapper pH Monitoring product lines.  These products cover a variety of disease states including, upper gastrointestinal disorders such as gastroesophageal reflux disease (GERD), obscure gastrointestinal bleeding, inflammatory bowel disease and colonic diseases including colorectal cancer.  In total these studies expect to enroll more than 5,000 patients in more than 190 clinical sites throughout the world over the course of the next several years.

“Given Imaging is committed to remaining at the forefront of innovation in GI diagnostics.  The data collected in these clinical studies will help us to further evaluate our products to ensure we are providing physicians and patients with the tools needed to diagnose and treat gastrointestinal disorders,” said David Mason, MD, chief medical officer, Given Imaging Ltd.

About PillCam COLON 2
The PillCam® COLON 2 video capsule is equipped with two miniature color video cameras (one on each end), a battery and an LED light source; it measures 11 mm X 31 mm. PillCam COLON 2 is designed to be ingested by the patient and transmit up to 35 frames per second for approximately 10 hours to a recording device worn by the patient. Data are transferred from the device to a computer that uses RAPID software to compile the video data and enable the physician to review and report the results of the PillCam study.

All medical procedures carry some risk.  The risks of PillCam® capsule endoscopy include capsule retention, aspiration, or skin irritation. PillCam COLON capsule endoscopy presents additional risks, including risks associated with the drug products used to prepare the patient for the procedure, which are currently used for colonoscopy, and to move the capsule through the patient’s digestive tract faster. It may also present other risks that are unknown, but which the clinical studies are designed to detect. Medical, endoscopic, or surgical intervention may be necessary to address any of these complications, should they occur.

About Given Imaging Ltd.
Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam® video capsules for the small bowel, esophagus and colon [PillCam® COLON not approved for use in the United States.], industry-leading ManoScan™ high-resolution manometry and Bravo® wireless and Digitrapper® pH and impedance products. Given Imaging is committed to delivering breakthrough innovations to the GI community and supporting its ongoing clinical needs. Given Imaging's headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam and Hong Kong. For more information, please visit www.givenimaging.com.

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Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) quality issues and adverse events related to our products, such as capsule retention, aspiration and failure to attach or detach, bleeding or perforation that could require us to recall products and impact our sales and net income, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2010. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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